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                                                               Page 1 of 7 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________ )*


                             HARMONY HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    413223108
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                                 (CUSIP Number)

       Steven B. Nagler, Esq. 2275 Half Day Road, Suite 320, Bannockburn,
                                 Illinois 60015
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 22, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                              Page 2 of 7 pages
                                  SCHEDULE 13D
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CUSIP No. 413223108
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    1.)    Names of Reporting Persons S.S. or I.R.S. Identification Nos.
           Of Above Persons

                    Glenn Bradley Laken
------------------------------------------------------------------------------
    2.)    Check the Appropriate Box if a Member of Group (See Instructions):
           (a)  [ ]
           (b)  [ ]
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    3.)    SEC Use Only:
------------------------------------------------------------------------------
    4.)    Source of Funds (See Instructions):
                  PF
------------------------------------------------------------------------------
    5.) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

           [ ]

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    6.)    Citizenship or Place of Organization:
                  U.S.A.
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Number of        7.)   Sole Voting Power
Shares                   856,712
Beneficially     -------------------------------------------------------------
Owned by         8.)   Shared Voting Power
Each                        None
Reporting        -------------------------------------------------------------
Person with      9.)   Sole Dispositive Power
                         400,000 (Exclusive of 200,000 options)
                 -------------------------------------------------------------
                10.)   Shared Dispositive Power
                            None
                 -------------------------------------------------------------

   11.)   Aggregate Amount Beneficially Owned by Each Reporting Person:
          856,712 Voting Power; 400,000 Shares Owned; 200,000 options currently exercisable
   ---------------------------------------------------------------------------

   12.) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

   ---------------------------------------------------------------------------

   13.)   Percent of Class Represented by Amount in Row (11):
                15.8%
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                                                             Page 3 of 7 pages
Cusip No. 413223108


   14.)   Type of Reporting Person (See Instructions):
                IN
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------------------------------------------------------------------------------

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                  (REMAINDER OF PAGE LEFT INTENTIONALLY BLANK)
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                                                               Page 4 of 7 pages
Cusip No. 413223108

                                  SCHEDULE 13-D
                             HARMONY HOLDINGS, INC.
                      GLENN BRADLEY LAKEN, REPORTING PERSON


Item 1.           Security and Issuer:

                  Harmony Holdings, Inc.
                  1990 Westwood Blvd.
                  Suite 310
                  Los Angeles, California 90025-4676
                  Common Stock of Harmony Holdings, Inc.

Item 2.           Identity and Background:

                  (a)      Glenn Bradley Laken

                  (b)      30 S. Wacker Drive
                           Suite 1606
                           Chicago, Illinois 60606

                  (c)      Self Employed Commodity Trader

                  (d)      The reporting person has not been involved in any
      \                     criminal proceedings

                  (e) The reporting person has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                  (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Considerations:

                  All acquisitions of the common stock of the issuer were acquired by the reporting person using his personal funds. The options to acquire the common stock were granted to the reporting person for providing consulting services to the issuer.

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock and options of the Issuer for investment purposes. The reporting person does have an intent to acquire additional securities (common stock) of the issuer. Further, the reporting person has solicited proxies (from less than ten persons) and the right to vote shares of common stock of various other persons, including family members and business associates, for any purpose.


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CUSIP Number 413223108                                         Page 5 of 7 pages

Item 5.           Interest in Securities of Issuer.

                  (a) The reporting person owns directly and/or beneficially 400,000 shares of the common stock of the issuer. In addition, the reporting person owns options to acquire an additional 200,000 shares of such stock, which options are currently exercisable. The reporting person believes that there are 6,693,198 shares of common stock of the issuer outstanding.

                  (b) The reporting person has the sole power to vote or to direct the vote in 856,712 shares of the common stock of the issuer (exclusive of the options he holds). The reporting person has the sole power to dispose or direct the disposition of 400,000 shares of said stock (excluding the option he holds).

                  (c) In the past sixty days, the reporting person has made the following open market purchase transactions in the Issuer's stock, all effectuated in his personal account at Spear, Leeds & Kellogg:


    Date                     # of Shares                 Price

July 23, 1997                   5200                    2 19/32
                                5000                    2 19/32

July 22, 1997                   5000                    2 9/16
                                2000                    2 9/16
                                5000                    2 19/32

July 15, 1997                   2500                    2 5/8

July 14, 1997                   1000                    2 13/32

July 10, 1997                   2500                    2 15/32
                                 200                    2 15/32
                                2000                    2 15/32

July 7, 1997                     200                    2 17/32
                                1000                    2 19/32

July 20, 1997                   2000                    2 11/32
                                2500                    2 3/8
                                 200                    2 7/16
                                 200                    2 7/16

July 3, 1997                     200                    2 1/2

June 30, 1997                    200                    2 5/16


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CUSIP Number 413223108                                         Page 6 of 7 pages

    Date                     # of Shares                 Price

June 27, 1997                    500                    2 1/4
                                2000                    2 1/4
                                2000                    2 1/4
                                2000                    2 9/32
                                3000                    2 9/32

June 26, 1997                   2400                    2 5/16

June 25, 1997                   3000                    2 1/4
                                2500                    2 1/4

June 20, 1997                   5000                    2 13/16

June 17, 1997                   2000                    2 1/8
                                 500                    2 3/16

June 16, 1997                  10000                    2

June 6, 1997                     500                    1 29/32
                                2500                    1 15/16
                                1000                    2

                  (d)      N/A

                  (e)      N/A

Item 6. Contracts, Arrangements, Individuals or Relationship with Respect to Securities of the Issuer:

                  The reporting person has solicited and received proxy and voting rights from various other individuals, including family members and business associates for purposes of dealing with the Board of Directors of the Issuer. The reporting person solicited said voting rights pursuant to an exemption provided in Regulation Section 240-14(a)-2.

Item 7.           Material to be Filed as Exhibits.

                  None

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CUSIP Number 413223108                                         Page 7 of 7 pages




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 GLENN BRADLEY LAKEN



                                 By: /s/ Glenn Bradley Laken
                                     ----------------------------------------
                                     Glenn Bradley Laken

                                 Date:   July 29,  1997
                                      ---------------------------------------